

September 15, 2010

Mr. David H. Stovall, Jr.
Chief Executive Officer
Stein Mart, Inc.
1200 Riverplace Blvd.
Jacksonville, FL 32207

> **Re: Stein Mart, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **January 30, 2010**
> **Filed April 15, 2010**
> **File No. 000-20052**
> **Schedule 14A**
> **Filed April 22, 2010**

Dear Mr. Stovall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A, filed April 22, 2010

Executive Officers, page 6

1.   In future filings, please provide the biographic information requested by Item 401 of Regulation S-K for each executive officer or advise why such disclosure is not required. Please provide us with any proposed disclosure.

<u>Compensation of Directors, page 9</u>

2. Footnote one to your table indicates that you have not included Messrs. Stein or Williams in this table as they are employees "and therefore do not receive compensation for their services as Directors." Please advise us how you considered Item 402(k)(2)(vii) of Regulation S-K with respect to the compensation they receive as employees. For guidance we direct your attention to Compliance and Disclosure Interpretations on Regulation S-K 227.02 and 227.03.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services